Exhibit 99.1

Tencent Music Entertainment Group

Unaudited Condensed Consolidated Interim Financial Information for the Six Months Ended June 30, 2019 and 2020

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended June 30,
	Note	2019	2020
		(Unaudited) RMB’million	(Unaudited) RMB’million
Revenue from online music services		3,167	4,265
Revenue from social entertainment services and others		8,467	8,978

Total revenues	7	11,634	13,243

Cost of revenues		(7,660)	(9,096)

Gross profit		3,974	4,147

Selling and marketing expenses		(853)	(1,060)
General and administrative expenses		(1,236)	(1,405)

Total operating expenses		(2,089)	(2,465)

Interest income		288	327
Other gains, net	8	59	145

Operating profit		2,232	2,154

Share of net losses of investments accounted for using equity method	13	(8)	(19)
Finance cost		(39)	(37)

Profit before income tax		2,185	2,098

Income tax expense	10	(271)	(269)

Profit for the period		1,914	1,829

Attributable to:
Equity holders of the Company		1,914	1,826
Non-controlling interests		0	3

		1,914	1,829

Earnings per share for Class A and Class B ordinary shares	11
— Basic		0.59	0.55
— Diluted		0.57	0.55

Earnings per ADS (2 Class A shares equal to 1 ADS)
— Basic		1.18	1.10
— Diluted		1.15	1.09

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30
	2019	2020
	(Unaudited)	(Unaudited)
	RMB’million	RMB’million
Profit for the period	1,914	1,829

Other comprehensive income, net of tax:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	944	3,428

Items that may be subsequently reclassified to profit or loss
Currency translation differences	38	216
Share of other comprehensive loss of associates	(2)	1

Total comprehensive income for the period	2,894	5,474

Attributable to:
Equity holders of the Company	2,894	5,471
Non-controlling interests	0	3

	2,894	5,474

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31, 2019	June 30, 2020
		(Audited)	(Unaudited)
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	179	178
Right-of-use assets	12	148	131
Intangible assets	12	1,622	1,953
Goodwill	12	17,140	17,140
Investments accounted for using equity method	13	489	2,255
Financial assets at fair value through other comprehensive income	14	4,461	8,652
Other investments	14	217	217
Prepayments, deposits and other assets	15	816	998
Deferred tax assets		192	214
Term deposits		500	1,010

		25,764	32,748

Current assets
Inventories		26	30
Accounts receivable		2,198	1,989
Prepayments, deposits and other assets	15	2,220	2,235
Other investments	14	38	37
Short-term investments		6	12
Term deposits		7,000	9,532
Cash and cash equivalents	16	15,426	11,776

		26,914	25,611

Total assets		52,678	58,359

EQUITY
Equity attributable to equity holders of the Company
Share capital	17	2	2
Additional paid-in capital	17	34,425	34,745
Shares held for share award schemes	17	(31)	(62)
Treasury Shares	17	—	(134)
Other reserves	18	2,187	5,831
Retained earnings		7,007	8,833

		43,590	49,215
Non-controlling interests		88	101

Total equity		43,678	49,316

LIABILITIES
Non-current liabilities
Accounts payable		—	136
Other payables and other liabilities	20	68	102
Deferred tax liabilities		297	236
Lease liabilities		78	62
Deferred revenue	21	67	78

		510	614

Current liabilities
Accounts payable		2,559	3,063
Other payables and other liabilities	20	3,782	3,310
Current tax liabilities		386	399
Lease liabilities		69	74
Deferred revenue	21	1,694	1,583

		8,490	8,429

Total liabilities		9,000	9,043

Total equity and liabilities		52,678	58,359

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2019		2	33,776	—	903	3,040	37,721	51	37,772

Profit for the period		—	—	—	—	1,914	1,914	—	1,914
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	944	—	944	—	944
Share of comprehensive losses of an associate		—	—		(2)	—	(2)	—	(2)
Currency translation differences		—	—	—	38	—	38	—	38

Total comprehensive income for the period		—	—	—	980	1,914	2,894	—	2,894

Transactions with equity holders:
Issuance of ordinary shares	17	—	12	—	—	—	12	—	12
Exercise of share options/ Restricted share units (“RSUs”)	17,18	—	378	—	(281)	—	97	—	97
Non-controlling interests arising from business combination		—	—	—	—	—	—	48	48
Share-based compensation - value of employee services	18,19	—	—	—	253	—	253	—	253
Shares held for share award schemes	17	—	—	(19)	—	—	(19)	—	(19)
Capital contribution from non-controlling interests		—	—	—	—	—	—	2	2
Additional equity interests in non-wholly owned subsidiaries		—	—	—	(33)	—	(33)	(2)	(35)

Total transactions with equity holders at their capacity as equity holders for the period		—	390	(19)	(61)	—	310	48	358

Balance at June 30, 2019		2	34,166	(19)	1,822	4,954	40,925	99	41,024

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2020		2	34,425	(31)	—	2,187	7,007	43,590	88	43,678

Profit for the period		—	—	—	—	—	1,826	1,826	3	1,829
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	3,428	—	3,428	—	3,428
Share of comprehensive losses of an associate		—	—	—	—	1	—	1	—	1
Currency translation differences		—	—	—	—	216	—	216	—	216

Total comprehensive income for the period		—	—	—	—	3,645	1,826	5,471	3	5,474

Transactions with equity holders:
Exercise of share options/ Restricted share units(“RSUs”)	17,18	—	320	—	—	(275)	—	45	—	45
Share-based compensation - value of employee services	18,19	—	—	—	—	276	—	276	—	276
Shares held for share award schemes	17	—	—	(31)	—	—	—	(31)	—	(31)
Repurchase of shares	17	—	—	—	(134)	—	—	(134)	—	(134)
Disposal of a subsidiary		—	—	—	—	—	—	—	10	10
Additional equity interests in a non-wholly owned subsidiary		—	—	—	—	(2)	—	(2)	—	(2)

Total transactions with equity holders at their capacity as equity holders for the period		—	320	(31)	(134)	(1)	—	154	10	164

Balance at June 30, 2020		2	34,745	(62)	(134)	5,831	8,833	49,215	101	49,316

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30
	Note	2019	2020
		(Unaudited)	(Unaudited)
		RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations		2,836	2,544
Interest received		271	331
Income taxes paid		(292)	(370)

Net cash inflow from operating activities		2,815	2,505

Cash flows from investing activities
Payments for business combinations, net of cash acquired		(45)	(240)
Purchase of property, plant and equipment		(25)	(65)
Purchase of intangible assets		(51)	(235)
Net proceeds from/(purchase of) short term investments		42	(6)
Placement of term deposits with initial terms of over three months		(3,950)	(15,044)
Receipt from maturity of term deposits with initial terms of over three months		3,400	12,002
Payments for acquisition investments accounted for using equity method		(248)	(1,785)
Payments for acquisition of financial assets at fair value through other comprehensive income		—	(708)
Payments for acquisition of financial assets at fair value through profit or loss		—	(77)
Payments for loans to third parties		(5)	(15)
Repayments of loans by third parties		—	5
Dividend received		32	—

Net cash outflow from investing activities		(850)	(6,168)

Cash flows from financing activities
Loans from third parties		—	10
Proceeds from issues of ordinary shares	17	12	—
Proceeds from exercise of share options	17	27	42
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(19)	(6)
Shares withheld for share award schemes		—	(18)
Payments for repurchase of ordinary shares		—	(134)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		3	—
Payment for interest in relation to non-current liabilities		—	(9)
Payments of principal elements and related interest of lease		(18)	(41)

Net cash inflow/(outflow) from financing activities		5	(156)

Net increase/(decrease) in cash and cash equivalents		1,970	(3,819)
Cash and cash equivalents at beginning of the period		17,356	15,426
Exchange differences on cash and cash equivalents		24	169

Cash and cash equivalents at end of the period		19,350	11,776

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

1	General information

1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The address of its registered office is Cricket Square, P.O. Box 2582, Grand Cayman KY1-1112, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. Each ADS of the Company represents two ordinary shares.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating online music entertainment platforms to provide music streaming, online karaoke and live streaming services in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated interim financial information comprises the consolidated balance sheet as of June 30, 2020, the related condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information is presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information has not been audited.

1.2	Significant events and transactions

(a)	Coronavirus pandemic (“Pandemic”)

The outbreak of the Pandemic during the six months ended June 30, 2020 has caused temporary decrease in the levels of activities of the users and performers of the Group’s online platforms and negatively affected the operation of the Group to certain extent.

In preparing this Interim Financial Information, the Group has taken into the account the increased risks caused by the Pandemic and considered that there was no significant adverse impact on the Group’s results and financial position. The Group will keep continuous attention to the situation of the Pandemic and react proactively to its impacts on the operation and financial position of the Group.

(b)	Investment in Universal Music Group (“UMG”)

In March 2020, the Group completed the investment of 9.94% equity interest in a consortium, Concerto Partners LLC (”Concerto”), which was led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million). This investment is accounted for as an investment in an associate (Note 13).

Pursuant to the terms of the transaction documents, the Group was also granted with an option to acquire a minority equity stake in UMG’s Greater China business at terms and conditions subject to separate negotiation.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

2	Basis of preparation and presentation

The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ issued by the International Accounting Standards Board and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019 (“2019 Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS as issued by IASB”).

3	Significant accounting policies

Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2019 Financial Statements, which have been prepared in accordance with IFRS as issued by IASB under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, which are carried at fair values.

Taxes on income for the interim period are accrued using the tax rates that would be applicable to expected total annual assessable profit.

(a)	New and amendments to standards adopted by the Group

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2020:

Amendments to IAS 1 and IAS 8	Definition of material
Amendments to IFRS 3	Definition of a business
Conceptual Framework	Revised Conceptual Framework for Financial Reporting

The adoption of these new and amended standards does not have material impact on the condensed consolidated interim financial information of the Group.

(b)	Recent accounting pronouncements

The following new standards and interpretations have not come into effect for the financial year beginning January 1, 2020 and have not been early adopted by the Group in preparing the condensed consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after

Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
IFRS 16 (amendments)	COVID-19 related rent concessions.	1 June 2020
IAS 16 (amendments)	Property, plant and equipment: Proceeds before intended use	1 January 2022
IAS 37 (amendments)	Onerous contract - cost of fulfilling a contract	1 January 2022
IAS 1 (amendments)	Classification of liabilities as current and non-current	1 January 2022
IFRS 17	Insurance contracts	1 January 2023

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

4	Consolidation of VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries of the Company (“WOFEs”), domestic entities (“Operating Entities”) that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the Operating Entities, has exposure or rights to variable returns from its involvement with the Operating Entities, and has the ability to use its power over the Operating Entities to affect the amount of the returns. As a result, all these Operating Entities are regarded as VIEs that accounted for as consolidated structured entities of the Company and their financial statements have been consolidated by the Company. There were no material changes in any Contractual Arrangements during the six months ended June 30, 2020 from the preceding financial year.

5	Estimates

The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the Interim Financial Information, the nature of significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were consistent with those described in the 2019 Financial Statements.

6	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk.

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2019 Financial Statements.

There were no changes in any material risk management policies during the six months ended June 30, 2020.

(b)	Capital risk management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

Capital refers to equity and external debts (including borrowings and notes payable). In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As of December 31, 2019 and June 30, 2020, the directors of the Company considers the risk of the Group’s capital structure is remote as the Group has a net cash position without any material external interest-bearing debts.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

6	Financial risk management (Continued)

(c)	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as of June 30, 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As of December 31, 2019 and June 30, 2020, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 14(a)), short-term investments and other investments (Note 14(b)) stated in the consolidated balance sheets were measured at level 1, level 2 and level 3 fair value hierarchy. The Group’s contingent consideration of RMB112 million and RMB56 million included in other payables and other liabilities (Note 20) as of December 31, 2019 and June 30, 2020, respectively were measured at level 3 fair value hierarchy.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. The Group has a team of personnel who performs valuation on these level 3 instruments for financial reporting purposes. The team adopts various valuation techniques to determine the fair value of the Group’s level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.

The components of the level 3 instruments mainly include investments in non-public companies classified as other investment, short-term investments and contingent consideration payables. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. Major assumptions used in the valuation include historical financial results, assumptions about future growth rates, estimates of weighted average cost of capital (WACC), recent market transactions, discount for lack of marketability and other exposure etc. The fair value of these instruments determined by the Group requires significant judgement, including: (i) investments in unlisted companies and projects and short-term investments: financial performance of the investee companies, market value of comparable companies, projected cash flows as well as discount rate, etc.; and (ii) contingent consideration payables: estimated performance matrix based on historical performance and discount rate.

During the six months ended June 30, 2019 and 2020, there was no transfer between level 1 and 2 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, solely represented other investments, have been presented in Note 14(b).

Movement of the financial liabilities at fair value using level 3 measurements, which solely represented contingent consideration resulted from business combination is analyzed as below:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
At beginning of the period	63	112
Fair value change	6	4
Paid	—	(60)

At end of the period	69	56

7	Revenues

During the six months ended June 30, 2019 and 2020, subscription packages contributed RMB1,508 million and RMB 2,521 million to the revenues from online music services, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

8	Other gains, net

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Government grants and tax rebates (note)	45	94
Impairment provision for investments in an associate (Note 13)	—	(4)
Gain on disposal of a subsidiary	—	32
Others	14	23

	59	145

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

9	Expense by nature

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Service costs (note i)	6,878	8,116
Advertising agency fees	91	162
Employee benefits expenses	1,212	1,366
Promotion and advertising expenses	753	948

Notes:

(i)	Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs relating primarily to servers, cloud services and bandwidth costs.

(ii)

During the six months ended June 30, 2019 and 2020, the Group incurred research and development expenses of approximately RMB486 million and RMB685 million, respectively, which comprised employee benefits expenses of RMB443 million and RMB611 million, respectively.

No significant development expenses had been capitalized for the six months ended June 30, 2019 and 2020.

10	Taxation

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Under the current tax laws of Hong Kong, Tencent Music Entertainment Hong Kong Limited (“TME HK”) is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operation in Hong Kong. Dividends from TME HK is exempted from withholding tax.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

10	Taxation (Continued)

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. except for available preferential tax treatment, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) and “Software Enterprise” (“SE”), and enterprise established in certain special economic development zones. In accordance with the implementation rules of the CIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% and a SE is entitled to an exemption from income taxation for the first two years, commencing from the year the enterprise makes profit, and a reduction of half tax rate for the next three years.

Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”) and Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”) have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the six months ended June 30 2019 and 2020. Yeelion Online Network Technology (Beijing) Co., Ltd. (‘‘Yeelion Online”) and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd (‘‘TME Tech Shenzhen”) were qualified as SE and have entitled to tax holiday starting from the year ended December 31, 2017 (i.e. their first profitable year in 2017). Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5% for the six months ended June 30, 2019 and 2020.

Meanwhile a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”) was in the process of renewing the entitlements as a HNTE by applying to the relevant government authorities as of June 30, 2020. The management of the Company expect that they will continued to be approved as HNTE. As such, corporate income tax rate of 15% was adopted by Fanxing in accruing for its corporate income tax liabilities for the six months ended June 30, 2020.

In addition, for the six months end June 30, 2020, certain subsidiaries of the Group were established in a special economic development zone and entitled to a tax concession of exemption from CIT for five years, commencing from the first profitable year. Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% to 10%.

The income tax expense of the Group for the six months ended June 30, 2019 and 2020 are analysed as follows:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Current income tax	331	292
Deferred income tax	(60)	(23)

Total income tax expense	271	269

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

11	Earnings per share

(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and restricted share units (“RSU”) as well as puttable shares, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options, RSU and puttable shares, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

For the six months ended June 30, 2019 and 2020, certain share options, RSU and puttable shares that were anti-dilutive and excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

The following table sets forth the computation of basic and diluted net income per share:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Earnings
Net income attributable to the equity holders of the Company	1,914	1,826

	Number of shares
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,250,730,997	3,308,207,122
Dilution effect- Adjustments for share options and RSU	85,421,112	41,793,863

Shares used in computing diluted earnings per share	3,336,152,109	3,350,000,985

	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	0.59	0.55
Diluted earnings per share for Class A and Class B ordinary shares	0.57	0.55
Basic earnings per ADS	1.18	1.10
Diluted earnings per ADS	1.15	1.09

Note: One ADS represented two Class A ordinary shares of the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

12	Property, plant and equipment, right-of-use assets, intangible assets and goodwill

	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill
	RMB’million	RMB’million	RMB’million	RMB’million
Net book amounts at January 1, 2019	168	100	1,763	17,088
Additions	28	59	20	—
Business combination	1	—	56	52
Depreciation and amortization	(43)	(20)	(170)	—

Net book amounts at June 30, 2019	154	139	1,669	17,140

Net book amounts at January 1, 2020	179	148	1,622	17,140
Additions (note)	49	24	605	—
Disposals	—	(3)	—	—
Depreciation and amortization	(50)	(38)	(274)	—

Net book amounts at June 30, 2020	178	131	1,953	17,140

Note: During the six months ended June 30, 2020, the additions of intangible assets mainly arising from acquisition of copyrights amounted to RMB600 million.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

13	Investments accounted for using equity method

	As of
	December 31, 2019	June 30, 2020
	RMB’million	RMB’million
Investments in associates	422	2,190
Investments in joint ventures	67	65

	489	2,255

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Share of net losses of investments accounted for using equity method:
Associates	(1)	(16)
Joint ventures	(7)	(3)

	(8)	(19)

Movement of investments in associates and joint ventures is analyzed as follows:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
At beginning of the period	236	489
Additions (note)	206	1,785
Share of losses	(8)	(19)
Share of other comprehensive (loss)/income	(2)	1
Disposal	(1)	—
Impairment provision	—	(4)
Currency translation differences	—	3
Dividend received	(20)	—

At end of the period	411	2,255

Note:

As detailed in Note 1.2(b), the Group completed the investment of 9.94% equity interest in a consortium, Concerto, for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million). According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as an investment in an associate.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

14	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income

As of December 31, 2019 and June 30, 2020, the Group’s financial assets at fair value through other comprehensive income mainly represented its equity investment in Spotify Technology S.A. (“Spotify”). Spotify has been listed on the New York Stock Exchange since April 2018. During the six months ended June, 2020, the Group made a new investment in Warner Music Group Corp. (“WMG”), with an amount of approximately USD100 million (equivalent to approximately RMB708 million) to subscribe for approximately 0.78% of its equity interests.

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
Listed equity investments
At beginning of the period	3,331	4,461
Addition	—	708
Fair value change	944	3,428
Currency translation differences	24	55

At end of the period	4,299	8,652

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Six months ended June 30,
	2019	2020
	RMB’million	RMB’million
At beginning of the period	256	255
Disposal	(2)	(1)

At end of the period	254	254

Of which are:
Current	37	37
Non-current	217	217

	254	254

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

15	Prepayments, deposits and other receivables

	As of
	December 31, 2019	June 30, 2020
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	816	998

	816	998

Included in current assets
Prepaid content royalties	1,600	1,520
Value-added tax recoverable	153	151
Prepaid vendors deposits and other receivables	199	229
Prepaid promotion and other expenses	133	202
Receivable from Tencent (Note 23)	50	30
Others	85	103

	2,220	2,235

	3,036	3,233

16	Cash and cash equivalents

	As of
	December 31, 2019	June 30, 2020
	RMB’million	RMB’million
Cash at bank	8,892	7,215
Term deposits with initial terms within three months	6,534	4,561

	15,426	11,776

17	Share capital

	Number of shares	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury stock RMB’million
Balance January 1, 2019	3,265,986,486	2	33,776	—	—
Issuance of ordinary shares (note i)	280,512	—	12	—	—
Employee share award schemes
-Value of employee service	—	—	378	—	—
-Shares held for share award schemes (note ii)	—	—	—	(19)	—
-Shares allotted for share award schemes (note iii)	88,798,940	—	—	—	—

Balance June 30, 2019	3,355,065,938	2	34,166	(19)	—

Balance January 1, 2020	3,355,065,938	2	34,425	(31)	—
Employee share award schemes
-Value of employee service	—	—	320	—	—
- Shares held for share award schemes (note ii)	—	—	—	(31)	—
Repurchase of shares (note iv)	—	—	—	—	(134)

Balance June 30, 2020	3,355,065,938	2	34,745	(62)	(134)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

17	Share capital (Continued)

Notes:

(i)

On February 20, 2019, the Company completed a private placement, where the Company sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1.8 million at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange.

(ii)

During the six months ended 30 June 2020, the Share Scheme Trust withheld 752,264 (2019:382,418) Class A ordinary shares of the Company for an amount of approximately RMB31 million (2019: RMB19 million) which had been deducted from the equity.

(iii)

As of December 31, 2019 and June 30, 2020, 31,310,524 and 16,995,518 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes, respectively.

(iv)	Repurchase of shares

In December 2019, the Company approved a share repurchase program under which the Company may repurchase up to USD400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019.

During the six months ended June 30, 2020, the Company had repurchased 1,936,742 ADSs from the open market, at an aggregate consideration of approximately US$19 million in cash. The Company accounted for the repurchased ordinary shares as treasury stock under the cost method, and recorded it as a component of the shareholders’ equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

18	Other reserves

	Share based compensation reserve	Contribution from ultimate holding company	PRC statutory reserve	Foreign currency translation reserve	Fair value reserve	Others	Total other reserves
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2019	1,416	463	79	451	(675)	(831)	903
Currency translation differences	—	—	—	38	—	—	38
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	944	—	944
Share of other comprehensive losses of an associate	—	—	—	—	—	(2)	(2)
Share based compensation	253	—	—	—	—	—	253
Exercise of share options/RSU	(281)	—	—	—	—	—	(281)
Additional equity interest in non- wholly owned subsidiaries	—	—	—	—	—	(33)	(33)

At June 30, 2019	1,388	463	79	489	269	(866)	1,822

At January 1, 2020	1,470	463	94	712	356	(908)	2,187
Currency translation differences	—	—	—	216	—	—	216
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	3,428	—	3,428
Share of other comprehensive income of associates	—	—	—	—	—	1	1
Share based compensation	276	—	—	—	—	—	276
Exercise of share options/RSU	(275)	—	—	—	—	—	(275)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(2)	(2)

At June 30, 2020	1,471	463	94	928	3,784	(909)	5,831

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation

(a)	Share-based compensation plans of the Company

The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan

2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014. According to the 2014 Share Incentive Plan, 96,704,847 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be exercisable only if option holder continues employment or provide services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an Initial Public Offering (IPO) or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO. The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2019	56,736,209	0.19	1.94
Exercised	(28,035,644)	0.20	1.93
Forfeited	(242,949)	0.25	1.92

Outstanding as of June 30, 2019	28,457,616	0.20	1.95

Vested and expected to vest as of June 30, 2019	28,058,643	0.20	1.95
Exercisable as of June 30, 2019	24,568,124	0.19	1.95
Non vested as of June 30, 2019	3,889,492	0.25	1.92
Outstanding as of January 1, 2020	13,897,304	0.23	1.92
Exercised	(4,976,190)	0.23	1.91
Forfeited	(46,982)	0.27	1.91

Outstanding as of June 30, 2020	8,874,132	0.23	1.92

Vested and expected to vest as of June 30, 2020	8,864,335	0.23	1.92
Exercisable as of June 30, 2020	8,792,494	0.23	1.92
Unvested as of June 30, 2020	81,638	0.00	2.09

No new grants during the six months ended June 30, 2019 and 2020.

Share options outstanding at the end of the period have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price	Share options June 30, 2019	Share options June 30, 2020
March 1, 2015	February 28, 2025	US$0.000076	1,036,027	298,801
March 1, 2015	February 28, 2025	US$0.27	620,510	394,470
March 1, 2015	February 28, 2025	US$0.000076	6,057,428	811,200
March 1, 2015	February 28, 2025	US$0.27	3,896,953	862,810
March 30, 2015	March 29, 2025	US$0.27	3,252,058	1,138,842
July 1, 2015	June 30, 2025	US$0.27	75,100	—
October 1, 2015	September 30, 2025	US$0.27	741,758	127,100
December 31, 2015	December 30, 2025	US$0.27	2,441,844	844,908
December 31, 2015	December 30, 2025	US$0.000076	224,750	38,000
March 1, 2016	February 28, 2026	US$0.27	401,583	162,215
March 31, 2016	March 30, 2026	US$0.27	205,364	137,032
June 30, 2016	June 29, 2026	US$0.000076	326,538	81,638
June 30, 2016	June 29, 2026	US$0.27	9,177,703	3,977,116

Total			28,457,616	8,874,132

Weighted average remaining contractual life of options outstanding at end of period:			6.22	5.36

The weighted average price of the shares at the time these options were exercised was USD7.75 (equivalent to approximately RMB54.75) and USD5.98 per share (equivalent to approximately RMB42.25), during six months ended June 30, 2019 and 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Reverse Acquisition, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.

Pursuant to the RSUs agreements under 2017 Restricted Share Scheme, subject to grantee’s continued services to the Group through the applicable vesting date, some RSUs follow the first category of vesting schedule, one-fourth (1/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Some granted RSUs shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter. Other granted RSUs shall follow the third vesting schedule, which were divided into range of half, one to third and one to fourth tranches on an equal basis as at their grant dates, and the tranches will become exercisable in each subsequent year.

Movements in the number of RSUs for the period ended June 30, 2019 and 2020 are as follows:

Number of awarded shares
Outstanding as of January 1, 2019	13,724,100
Granted	18,513,224
Vested	(4,462,014)
Forfeited	(305,226)

Outstanding as of June 30, 2019	27,470,084

Expected to vest as of June 30, 2019	24,723,076
Outstanding as of January 1, 2020	26,659,516
Granted	22,027,146
Vested	(6,341,234)
Forfeited	(1,059,450)

Outstanding as of June 30, 2020	41,285,978

Expected to vest as of June 30, 2020	37,167,270

The fair value of the RSUs was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of RSUs granted during six months ended June 30, 2019 and 2020 was US$ 7.10 per share (equivalent to approximately RMB50.16 per share) and US$6.19 per share (equivalent to approximately RMB43.71 per share).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Share options granted are generally subject to four batches vesting schedule as determined by the board of directors of the grant. One-fourth (1/4) of which shall vest nine months, twelve months, eighteen months or twenty-four months after grant date, respectively, as provided in the grant agreements, and one-fourth (1/4) of which will become exercisable in every year thereafter.

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2019	36,086,303	2.75	2.24
Granted	1,993,780	7.05	3.00
Exercised	(4,891,152)	1.81	1.99
Forfeited	(102,265)	0.27	3.11

Outstanding as of June 30, 2019	33,086,666	3.15	2.32

Vested and expected to vest as of June 30, 2019	30,566,163	3.11	2.31
Exercisable as of June 30, 2019	7,881,636	1.69	1.85
Non vested as of June 30, 2019	25,205,030	3.61	2.46
Outstanding as of January 1, 2020	26,640,508	3.43	2.39
Granted	4,333,800	6.20	5.33
Exercised	(2,997,582)	1.75	2.26
Forfeited	(164,352)	5.91	3.32

Outstanding as of June 30, 2020	27,812,374	4.02	2.44

Vested and expected to vest as of June 30, 2020	26,580,133	3.96	2.44
Exercisable as of June 30, 2020	7,965,034	2.53	1.94
Unvested as of June 30, 2020	19,847,340	4.62	2.64

The fair value of share options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	Six months ended June 30,
	2019	2020
Risk free interest rate	2.08%	0.71%
Expected dividend yield	0%	0%
Expected volatility	40%	40%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Share options outstanding as of June 30, 2019 and 2020 have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options June 30, 2019	Share options June 30, 2020
June 16, 2017	June 15, 2027	US$	2.32	10,855,560	6,945,594
August 31, 2017	August 31, 2027	US$	0.27	6,167,716	3,322,756
December 20, 2017	December 20, 2027	US$	2.32	7,078,110	5,008,018
April 16, 2018	April 16, 2028	US$	4.04	975,000	650,000
October 17, 2018	October 16, 2028	US$	7.14	6,016,500	5,581,500
June 14, 2019	June 13, 2029	US$	7.05	1,993,780	1,970,706
June 12, 2020	June 11, 2030	US$	6.20	—	4,333,800

Total				33,086,666	27,812,374

Weighted average remaining contractual life of options outstanding at end of period:				8.25	7.97

The weighted average price of the shares at the time these options were exercised was USD7.15 per share (equivalent to approximately RMB50.52) and USD5.96 per share (equivalent to approximately RMB42.11), during six months ended June 30, 2019 and 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

19	Share based compensation (Continued)

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) covering certain employees of the Group.

Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth (1/4) upon the first anniversary of the grant date, and one-fourth (1/4) every year after. Under the five-year vesting schedule, depending on the nature and purpose of the grant, share options in general vest one-fifth (1/5) upon the first or second anniversary of the grant date, respectively, as provided in the grant agreement, and one-fifth (1/5) every year after.

RSUs are subject to a three-year or four-year vesting schedule, and each year after the grant date, one-third (1/3) or one-fourth (1/4) shall vest accordingly.

No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of seven years from the date of grant.

As of December 31, 2019 and June 30, 2020, the outstanding number of share options of Tencent relevant to the Group is the same as 65,100. No new grants during the six months ended June 30, 2019 and 2020.

Share options outstanding at the end of the period have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options December 31, 2019	Share options June 30, 2020
July 6, 2016	July 5, 2023	HK$	174.86	32,690	32,690
July 10, 2017	July 9, 2024	HK$	272.36	32,410	32,410

Total				65,100	65,100

As of December 31, 2019 and June 30, 2020, the outstanding number of awarded shares of Tencent relevant to the Group is 54,575 and 2,470, respectively. No new grants during the six months ended June 30, 2019 and 2020.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As of December 31, 2019 and June 30, 2020, the Expected Retention Rate of the Group was assessed to be 88%-95%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

20	Other payables and other liabilities

	As of December 31 2019 RMB’million	As of June 30 2020 RMB’million
Included in non-current liabilities
Government grants	2	2
Deferred income	66	90
Others	—	10

	68	102

Included in current liabilities
Dividend payable	12	12
Accrued expenses (note i)	2,105	1,997
Advances from customers	83	81
Investment payables	611	287
Other tax liabilities	140	122
Present value of liability of puttable shares	539	566
Deferred income	23	37
Other deposits	77	85
Others	80	67
Contingent consideration, measured at fair value (note ii)	112	56

	3,782	3,310

Note:

(i)	Accrued expenses mainly comprised payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

(ii)

In October 2018, the Company acquired the entire equity interest of a music contents production company at a cash consideration comprising a fixed amount and a variable amount, settlement in certain tranches. The variable amount is determined based on certain operating performance indicators of the acquiree and up to RMB400 million. As of December 31, 2019 and June 30, 2020, contingent consideration in relation to the arrangement was recognized at fair value as determined by management taking into account the estimation of the performance indicators.

21	Deferred revenue

	As of December 31 2019 RMB’million	As of June 30 2020 RMB’million
Non-current	67	78
Current	1,694	1,583

	1,761	1,661

Deferred revenue mainly represents contract liabilities in relation to service fees prepaid by customers for time-based virtual gifts, membership subscriptions, and digital music albums or single songs, for which the related services had not been rendered as of December 31, 2019 and June 30, 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

22	Commitments

(a)	Operating commitments

As of December 31, 2019 and June 30, 2020, future minimum operating commitments of the Group are RMB235 million and RMB466 million, respectively, which are mainly related to rental of bandwidth.

(b)	Contents royalty

As of December 31, 2019 and June 30, 2020, minimum royalty payments of the Group associated with its license agreements are RMB7,217 million and RMB3,872 million, respectively.

(c)	Investment commitments

As of December 31, 2019 and June 30, 2020, the Group had commitments of approximately RMB198 million and RMB116 million to invest in certain entities to hold the equity interest in such entities.

23	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2020:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

(a)	Transactions

For the six months ended June 30, 2019 and 2020, significant related party transactions were as follows:

	Six months ended,
	2019 RMB’million	2020 RMB’million
Revenue
Online music services to Tencent Group (note)	251	129
Online music services to the Company’s associates and associates of Tencent Group	18	68
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	15	72
Expenses
Operation expenses recharged by Tencent Group	345	510
Advertising agency cost to Tencent Group	91	134
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group	64	106
Other costs to the Company’s associates and associates of Tencent Group	16	15

Note:	Including revenue from sublicensed contents to Tencent and subscription packages Tencent purchased pursuant to the Business Cooperation Agreement.

In March 2020 the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent. Through this partnership arrangement, the Group was granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense, as well as the ability to distribute existing audiobooks in China Literature’s portfolio.

Aggregate total minimum guarantee profit sharing to China Literature for the five-year period amounted to RMB250 million, any excess portion will be shared based on a pre-determined percentage. As of June 30, 2020, the present value of the minimum guarantee of RMB227 million was recognized as intangible assets and the amortization expense for the six months ended June 30, 2020 was RMB11 million.

These related party transactions were conducted at prices and terms as agreed by parties involved.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

23	Related party transactions (Continued)

(b)	Balances with related parties

	As of December 31, 2019 RMB’million	As of June 30, 2020 RMB’million
Included in accounts receivable from related parties:
Tencent Group(note)	1,653	1,430
The Company’s associates and associates of Tencent Group	49	72

Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	30
The Company’s associates and associates of Tencent Group	23	90

Included in accounts payable to related parties:
Tencent Group	215	619
The Company’s associates and associates of Tencent Group	15	44

Included in other payables and accruals to related parties:
Tencent Group	382	116
The Company’s associates and associates of Tencent Group	19	16

Outstanding balances are unsecured and are repayable on demand.

Note:	The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement entered with Tencent Group.

(c)	Key management personnel compensation

	Six months ended,
	2019 RMB’million	2020 RMB’million
Short-term employee benefits	32	33
Share-based compensation	109	88

	141	121

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2020

24	Contingent liabilities

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of June 30, 2020. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB29.6 million. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent, based on its status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. The Company are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. Nevertheless, with the legal advice, the Company believes these cases are without merit and intend to defend actions vigorously.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of June 30, 2020, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. Accordingly, the Group has made certain accruals in “Account payable” in the consolidated balance sheet as of June 30, 2020 and recognized related cost expenses for the period ended June 30, 2020. The losses accrued include judgments handed down by the court and out-of-court settlements after June 30, 2020, but related to cases arising on or before June 30, 2020. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.